FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        COMMISSION FILE NUMBER 333-102846


For the month of December 2004

                           Sanitec International S.A.
                          19-21 boulevard Prince Henri
                                L-1724 Luxembourg
                             RC Luxembourg B 82 055

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                          Form 20-F |X|  Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes |_|   No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes |_|   No |X|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|   No |X|



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
                                                   Sanitec International S.A.
                                                           (Registrant)


                                                    By: /s/ Timo Lehto
                                                        -----------------------
                                                    Name:   Timo Lehto
                                                    Title:  Principal Financial
                                                            Officer and Director


3 December 2004

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                           FORWARD-LOOKING STATEMENTS

         This report includes forward-looking statements. All statements other than statements of historical fact included in this report, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, and future developments in the markets where we participate or are seeking to participate, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "potential", "predict", "project", "should", or "will" or the negative of such terms or other comparable terminology. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. These risks, uncertainties and other factors include, among other things, those listed under "Risk Factors" in our annual report on Form 20-F, filed with the SEC on April 28, 2004, as well as those included elsewhere in this report. Important factors that could cause our actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others:

o        our ability to service our existing indebtedness;

o our ability to fund our future operations and capital needs through borrowing or otherwise;

o our ability to implement successfully our business strategy, including our ability to integrate our recently acquired businesses, exploit cross-selling opportunities, pursue growth opportunities and restructure our production network, and our ability to realize financial benefits from cost-saving initiatives;

o our expectations with respect to European economic and general industry conditions;

o        our ability to establish and maintain production and supply channels;

o        our ability to compete effectively in a highly competitive environment;
         and

o        our expectations about growth in demand for our products.

         We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf, are expressly qualified in their entirety by cautionary statements contained throughout this report. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

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                                       3 December 2004               Page 1 of 2
                                       Sanitec Press Release


THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA, CANADA, JAPAN, OR TO US PERSONS.


Lecico Over-Allotment Option Excercised

Further to our announcement on 24 November 2004 relating to the listing on the London Stock Exchange plc of Lecico Egypt S.A.E. ("Lecico") and the completion of a global offering of its shares and Global Depositary Receipts ("GDRs"), HSBC bank as the global co-ordinator of the global offering, on behalf of its managers, has now fully excercised the over-allotment option following the global offering.

In addition to the 2,241,143 Lecico shares and GDR's it sold in the global offering, Sanitec's joint venture partnership Ceramic Holdings Middle East C.V. ("CHME") sold under the over-allotment option 1,241,016 Lecico GDR's. The sale proceeds from the over-allotment option sales amounted to US dollars 19.4 million net of transaction fees. All of these sale proceeds will be distributed to Sanitec in the next few weeks, following the dissolution of CHME. The exercise of the over-allotment option will reduce Sanitec's direct and indirect shareholding in Lecico from 21.2% to 15.0%.

Sanitec intends to continue its current strategic relationship with Lecico in all areas, such as production co-operation and supply, unaffected by the reduction of its shareholding.

Lecico's Global Offering was structured by way of an international offering outside Egypt and a private placement in Egypt, in the form of Ordinary Shares and GDRs, to institutional investors. HSBC Bank plc was the sole global co-ordinator and the sole bookrunner of the Global Offering.

OVERVIEW OF LECICO

o Lecico is a leading producer of export-quality sanitary ware in the Middle East and one of the largest producers of tiles in Egypt and Lebanon;
o Lecico has a strategic relationship with Sanitec, including co-operation in the areas of production, management and training and the sale of its products to Sanitec under a purchase agreement; and
o Lecico has a significant presence in the United Kingdom and some other European markets.

SANITEC CORPORATION


SANITEC IS A EUROPEAN MULTI-BRAND GROUP THAT DESIGNS, MANUFACTURES AND MARKETS BATHROOM CERAMICS AND BATH AND SHOWER PRODUCTS. THE GROUP IS BASED AROUND LOCALLY WELL KNOWN BRANDS, WHICH HAVE STRONG POSITIONS AND DEEP ROOTS IN THE BATHROOM BUSINESS, AND IS WELL POSITIONED AS A LEADING EUROPEAN PROVIDER FOR BATHROOM SOLUTIONS.

IN 2003, SANITEC'S NET SALES AMOUNTED EUR 951.1 MILLION. THE GROUP EMPLOYS AROUND 7,100 PEOPLE, MAINLY IN EUROPE. THE 29 PRODUCTION PLANTS ARE ALSO LOCATED IN EUROPE WHEREAS THE SALES AND MARKETING NETWORK OPERATES WORLD-WIDE.

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                                                                     Page 2 of 2




THIS ANNOUNCEMENT DOES NOT CONTAIN OR CONSTITUTE AN OFFER OR INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES OF LECICO AND SHOULD NOT BE RELIED UPON IN CONNECTION WITH ANY DECISION TO PURCHASE OR SUBSCRIBE FOR ANY SUCH SECURITIES.

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, DISTRIBUTION OR RELEASE IN OR INTO THE UNITED STATES OF AMERICA, CANADA, JAPAN OR TO U.S. PERSONS. THIS ANNOUNCEMENT IS NOT AN OFFER OF SECURITIES FOR SALE OR A SOLICITATION OF AN OFFER TO PURCHASE SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION. THE ORDINARY SHARES AND GDRS REFERRED TO HEREIN (THE "SECURITIES") HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS (AS SUCH TERMS ARE DEFINED IN REGULATION S UNDER THE SECURITIES ACT) ABSENT REGISTRATION UNDER THE SECURITIES ACT OR AN APPLICABLE EXEMPTION FROM SUCH REGISTRATION. THERE WILL BE NO PUBLIC OFFERING OF THE SECURITIES IN THE UNITED STATES.

STABILISATION / FSA.